

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Marty Weigel
President, Treasurer and Director
Shang Hide Consultants, Ltd.
1495 Ridgeview Drive, Suite #200
Reno, NV 89519

> **Re: Shang Hide Consultants, Ltd.**
> **Form 10-12g**
> **File No. 000-54050**

Dear Mr. Weigel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Michael J. Morrison, Esq.
Fax: (775) 827-6311